Exhibit 99.2

SC Health Corporation – Business Combination Announcement

March 19, 2021

Call Participants:

AJ Coloma

SC Health Corp. (“SC Health”), CEO

Dr. Andrew Rickman, OBE1

Rockley Photonics, Ltd. (“Rockley”), Founder, Chairman & CEO

Mahesh Karanth

Rockley Photonics, CFO

Ciaran Rooney

Rockley Photonics, VP of Corporate Development

Presentation:

Mark Roberts, Blueshirt Group

Welcome to the Rockley Photonics and SC Health or SCPE investor conference call and webcast. SCPE has filed an investor presentation with the SEC, which is also available on SC Health’s website at www.schealthcorp.com and Rockley’s website at www.rockleyphotonics.com. Please review the disclaimers included in the investor presentation and refer to that as a guide for today’s call. The presentation will also be helpful to reference in conjunction with management’s commentary. Management will not be fielding any questions on today’s call.

Statements we make during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in SCPE’s Form 8-K filed today. For more information, please refer to the risks, uncertainties and other factors discussed in the SEC filings.

All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks, uncertainties, and other factors discussed in SCPE’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

With that, I’ll turn the call over to AJ Coloma, CEO of SC Health.

[1]	Order of the British Empire

AJ Coloma

SC Health, CEO

Thank you for joining us today. My name is AJ Coloma; I am the CEO of the SPAC, SC Health, and a Managing Director at SIN Capital, an investment firm based in Singapore which is the sponsor of the SPAC. We’re delighted to have Dr. Andrew Rickman and his team from Rockley Photonics here today and we’re very excited to bring this opportunity to the New York Stock Exchange. Dr. Rickman is not only a leader in silicon photonics, but also the commercial founder of the industry, so this is a rare opportunity for public investors to partner with a founder of his caliber.

At SIN Capital, we are healthcare investors, and the SPAC has a mandate for healthcare platforms. Rockley has developed a photonic sensing platform that we believe is transformational versus existing technology in terms of its range, accuracy, and efficiency, among other things, but its applications in health and wellness is what excites us as healthcare investors, in the near term, as a key component in consumer wearable devices such as smartwatches, fitness bands, and mobile devices and, in the medium term, in medical device technology. Dr Rickman will take you through their exciting strategic partnerships, which include one of the largest technology companies in the world, that company have stated that it views health and wellness as critical to their product offerings, as well as one of the largest medical device companies in the world. We believe the company is poised for substantial and imminent commercial growth, which is why we are happy to bring Rockley to the listed markets now rather than later.

In addition to Dr Rickman, we also have with us today Mahesh Karanth, Group Chief Financial Officer at Rockley and Ciaran Rooney, who is Vice President of Corporate Development at the Company.

Page 5 is a brief summary of SIN Capital; I won’t spend too much time here except to mention that we are long-term investors and we expect to be supportive and engaged partners to the Rockley team for years to come.

As you can see on page 6, we are pricing the business at an enterprise value of US$1.2 billion on a pro forma basis. I want to quickly emphasize a few key points on deal structure contributing to the attractiveness of this transaction. First, there is zero cash secondary consideration with 100% equity rollover. We believe this signals strong conviction from Rockley’s existing investors that there is substantial upside to come. Second, we are injecting around US$283 million of cash, assuming no SPAC shareholder redemptions and including $150 million from PIPE proceeds into Rockley’s balance sheet to fund the company’s product launch and commercialization strategy for the next 4 to 5 years. As a result, we believe the business should be well-capitalized to execute on its growth plans with alignment between management and public investors.

Let me now hand it over to Dr. Rickman and team.

Dr. Andrew Rickman

Rockley, Founder, Chairman & CEO

Thanks, AJ. Let me start off by telling you about the technology we’ve spent years developing. We believe this technology is a game-changer for wearables, consumer, and medical devices. This is more ground-breaking than the first touchscreen or voice recognition in your smartphone and will change the way we monitor our health going forward. Our module compresses the sensing capabilities of a tabletop clinical spectrometer into a wearable chip that could be carried on your wrist. This enables continuous monitoring of numerous biomarkers, some of which are life critical such as hydration, blood pressure, core body temperature, lactate, and glucose levels for the first time ever. Our technology is up to 1,000,000x more accurate than existing LEDs you see in high-end smartwatches today. There is no precedent for this type of exponential increase in accuracy in recent history, and we have patents and process technology that form a protective moat around our business.

It is the power of this technology that we believe has made us invaluable to one of the largest technology companies in the world. They believe in us and in our technology and have invested a significant amount of non-recurring revenue, or NRE, in us. You could see this revolutionary technology on your wrist as soon as next year, followed by a significant volume ramp in 2023. As AJ mentioned, this is not a future story – this is happening now, and we have strong visibility on our numbers in close partnership with our customers.

Before starting on slide 8, let me tell you about my background and the background to Rockley’s sensing platform, which is based on silicon photonics. Silicon photonics is the optical analogy of microelectronics; we’re creating complex systems on a chip which uses photons instead of electrons to process and sense information. The idea of silicon photonics was proposed in the mid-1980s, and some years later I founded the first silicon photonics company to commercialize the field. That company was called Bookham, it was backed by Intel and Cisco, and we took it public on the Nasdaq. The company went on to be known as Oclaro and now is part of Lumentum. I chaired a second company in the field called Kotura, which had a similar journey in fiber optic communications with a second-generation process, and we successfully sold it to Mellanox in 2013, which in turn was acquired by NVIDIA last year. That’s when we started Rockley.

The aim of Rockley was to develop a third-generation silicon photonics process that overcame the remaining hyperscale manufacturing issues and provided a wider breadth of performance capabilities compared to current processes. We also saw that there were going to be new market applications that were bigger and more disruptive, the largest one being created by the advent of smartwatches. Smartwatches have LEDs that shine light into your skin, monitoring the scattered light that comes back to measure your pulse and, in the high-end versions, your blood oxygen. With this market taking off, it created a new opportunity for us to exploit an idea we had many years back to create a much more powerful optical sensing chip for non-invasive biomarker monitoring.

As of today, Rockley has developed a unique sensing platform targeting applications in consumer health and wellness, driving an exponential increase in application capabilities for non-invasive, multi-model biomarker monitoring. This is built on our highly disruptive silicon photonics technology platform, which delivers compelling sensor performance, power, resolution, and density. Our spectrometer chip provides up to 1,000,000x higher resolution, 1,000x higher accuracy and 100x broader bandwidth than LED technology on existing wearables today.

Another way of looking at our technology is that we’ve shrunk a laboratory spectrometer onto a chip, creating a “clinic on a wrist”. Traditionally, when you shrink an optical instrument, the performance generally gets worse as you get less light into the device. But in this particular case, the innovative architecture we’ve designed allows our device to actually have two orders of magnitude improvement over the benchtop instrument. So this is not an average spectrometer, this is a highly advanced spectrometer.

We are currently engaged or contracted with six companies across consumer electronics and MedTech which form the basis of our financial projections through 2024. We also have a manufacturing ecosystem which has been seeded with our wholly owned proprietary manufacturing processes that we can rapidly scaled, so there’s no other company in the world that has access to this unique process technology.

As you can see on slide 9, our technology solution is comprised of a unique spectroscopy chip made up of numerous infrared lasers and a second LED based element which is already being used today in wearables to detect pulse and blood oxygen. We’re also designing the electronics and ASIC controller on the back of our module.

In terms of what it means to the end user on slide 10, our technology is designed to work anywhere on the body where there’s reasonable blood perfusion. For example, it could be in a smartphone or smart speaker where you place your finger on it, or a smart patch that you place on your chest, as a smart earbud, and so on. Something like this creates a revolutionary range of actionable insights. With this sort of technology, we believe this will dramatically change the way that people think about their diet, nutrition, and monitoring their health and fitness. There’s also the opportunity for this technology to provide early warning signs of the onset of diseases, so a more efficient treatment of those diseases can take place. Also, our technology could provide invaluable information for people suffering from chronic disorders, so they can manage their lives more effectively.

We offer a full stack of technology capabilities to our OEM customers, ranging from the silicon and III-V photonics and electronics design, the co-packaging technology to put electronics and photonics together, the firmware / software to run the chips, and importantly, the biosensing algorithms and cloud analytics to measure and read individual biomarkers. In particular, our algorithms represent an important component of our IP as these are developed through clinical trials over a representative human population and thus cannot be easily replicated by competitors. We’ve built in-house big data analytics to support our development efforts, creating the possibility of additional monetization with customers through a B2B cloud subscription model.

Moving to slide 12, Rockley’s commercial roadmap has an immediate focus on health and wellness. We’ve built out a complete vertical capability for consumer devices by leveraging our research and development in other optical fields. There are further opportunities in MedTech, where we can upgrade our devices to clinical grade and offer AI and cloud analytics tools for disease detection and prevention. Some of the game-changing medical applications we see here include diabetes and other major diseases, and we’ve already started discussions with leading medical device OEMs. We don’t have meaningful medtech revenues represented in our top line forecast presented, because it’s going to take longer for us to get FDA approvals for those markets, but we expect this commercial opportunity will come in 2025 timeframe. Having said that, we are engaged with numerous MedTech companies and have significant traction with one of the largest MedTech players globally. Further to this are additional growth areas including using the technology in data center connectivity, for which we’ve formed a JV with a fiber optic cable producer, the Hengtong Group, to produce optical transceivers. There are also applications in machine visions for robotics, automotive FMCW Lidar, and advanced computer connectivity in the field of in-package optics, and we have had advanced discussions with partners in all of these areas.

Rockley’s objective is to play a pivotal role in the next frontier of consumer devices and health and wellness and to be a key supplier to the world’s biggest tech players that have publicly set out plans for tackling health and wellness.

Moving on to our major investment highlights, we believe there is a massive opportunity in the consumer health market driven by a significant increase in consumer focus on health and wellness and rapid proliferation of smart wearable technology with emerging monitoring capabilities. We have revolutionary silicon photonics technology and unique optical measurement science that is differentiated and unlocking new use cases in healthcare monitoring, sensing, and datacoms. Our technology and business model are validated by leading blue-chip customers as we are currently engaged or contracted with six customers collectively holding over 50% of the smartphone and wearables markets. Notably, we’ve received US$70 million of NRE commitment to date by one of the largest technology companies in the world and we have significant traction with one of the largest medical device companies in the world.

We are fabless and capex-light and we’ve seeded a global manufacturing ecosystem running proprietary processes wholly-owned by Rockley and ready for rapid and efficient high-volume scaling. While our short-term commercial focus is on health and wellness, there are multiple avenues for consistent growth given our broad platform capability creates substantial mid- and longer-term revenue opportunities leveraging big data and predictive analytics. Our team is world class and has an extensive track record, particularly in public companies and managing highly disruptive technologies.

Moving to slide 16, this is a massive emerging market opportunity with compelling healthcare technology needs. Our overall market estimate for 2025 is US$48 billion, made up of wearable devices, such as smartwatches, fitness bands, and earbuds, and mobile devices, in particular smartphones. The initial focus is for our devices to go into these types of consumer products for health and wellness that comprise a US$30 billion market, but we believe there is a further US$18 billion market for medical devices that we intend to expand into in due course. There is then the opportunity to turn those medical grade capabilities back into the consumer device to drive further customer stickiness.

Some of the key trends driving this emerging healthcare need include greater consumer focus on preventative health, proliferation of wearable tech, and a COVID-driven rethinking of “at-home” monitoring solutions. Other healthcare challenges include a growing prevalence of costly chronic conditions, health systems that are strained by demand, and high-cost, non-invasive monitoring solutions that are only available in-clinic. All of these concerns are unmet by existing technology, as there is a lack of integration across wearable and medical devices, inability to miniaturize benchtop solutions, limited use cases, and non-scalability of existing technologies. In walks the Rockley solution, which is a multi-functional clinic-on-the-wrist capability. Our wearable spectrometer technology brings a single sensor for multi-modal biochemical / biophysical marker monitoring through the functionality of numerous lasers on a single chip that results in unparalleled spectral resolution and accuracy. Some of the new sensing functions unlocked include lactate, alcohol, glucose, carbon monoxide, blood pressure, and more.

This opportunity is validated by leading blue-chip customers, of which we currently have six that are engaged or contracted and make up a significant portion of the smartphone and wearables markets and are represented by some of the logos in the illustrative health and wellness pipeline in the middle of this page, as well as one of the world’s largest medical device manufacturers. We are in some level of discussion with all the consumer device and MedTech companies shown on slide 19, with some already signed up for development stage partnerships.

Moving to our capex-light and scalable manufacturing model, our foundry partners, both in silicon and III-V semiconductor technology, are running our wholly-owned proprietary processes that are protected by our IP. We have 20 engineers embedded in our silicon photonics foundry based in Newport, Wales, that handle the wafer bonding to ensure control of this critical process and makes it very difficult for a competitor to reverse engineer or imitate our unique design and fab process. We’re using the leading global IC foundry to produce our ASIC designs. All our foundry partners have plenty of capacity for volume manufacturing and are ready to meet and scale further than our 2024 projections, and we have secondary sources as back-up for each component.

On slide 21, our revenue projections through 2024 are built on the existing customer engagements that we currently have and are primarily based on the health and wellness use cases of the technology. As I mentioned, the other avenues for growth beyond consumer health include medical devices and predictive analytics, data center connectivity through our JV with Hengtong Group, machine vision, computer connectivity, and in the longer-term, other areas of advanced sensing, communications and computing. So we believe we’ve developed our financial projections very conservatively and have left a lot of compelling upside.

Let me tell you a little about the management team. I’ve given you some of my background at the beginning of the presentation and I’ll let Mahesh talk about himself during his section. Amit is our Chief Operating Officer and a highly experienced operations manager as former EVP of Operations at Source Photonics and he’s also an extremely accomplished engineer. We have a strong engineering and operational team building Rockley’s platform, with some of the leaders shown who comprise that team. Roozbeh is VP of Sales and Marketing and was the former GM of Product Line at Texas Instruments with a Ph.D. at Stanford. Hooman is VP of Product Engineering and a very decorated engineer, one of our founding engineers, who won the Bell Labs Award in 2016. Ara is the EVP of Engineering and was the former VP of Engineering at Marvell Semiconductor. Ben is Senior Director of Sensing Product Module Development and formerly CEO of TruTouch Technologies, which basically pioneered the infrared spectroscopy that we’ve implemented in our technology. We were fortunate to bring on Ben and his key team following our acquisition of TruTouch’s assets and have been working on using our silicon photonics capabilities to miniaturize the proven benchtop measurement technology that TruTouch invented. Cas is leading our Sensing Cloud and AI Product development efforts; he was formerly Senior Director of AI Products at Intel and holds a Ph.D. from Caltech. Michael gives us a safe set of hands in the Controller role; he came from Virgin Galactic where he was also Corporate Controller. We’ve got a deep bench of industry expertise throughout the entire company, ranging from fundamental semiconductor technology, photonics design, packaging, consumer products, medical devices, software, and AI / cloud applications. We have 82 Ph.D.’s and 156 engineers.

Slide 24 illustrates the evolution of our cutting-edge technology. I’ve mentioned my background and how we came to start the company in 2013, which represents the origins of our core photonics and semiconductor technology. But there’s a parallel stream by TruTouch in pioneering the non-invasive spectroscopic techniques we use. So Rockley represents the coming together of the two elements of the previous development of measurement science that exists on benchtop instruments and the photonics semiconductor technology that would allow those instruments to be shrunk onto a chip. The technology journey that we’ve been on over the last seven years has also involved a range of partners including customers and manufacturing partners, but also some leading institutes that we’ve worked with very closely including the national research institute of Finland (VTT), CalTech, Southampton University, and the Irish Center for Microelectronics Developments (Tyndall Institute). In 2017, we began our relationship with Company A, one of the largest technology companies in the world, and we formed our JV with the Hengtong Group. More recently, we’ve seen an expansion in our investor base to include some very deep MedTech and semiconductor investors. Some of these investors brought a tremendous vision to us on how far our technology can go and how exciting the medical applications can be. As of today, we’ve raised over US$390 million of total funding including equity and NRE to develop and commercialize Rockley’s technology and modules.

This is the roadmap of the roll-out of our products for the market. We have produced multiple generations of our unique spectrometer chip and we are now in the down-select process for the go-to-market versions. As we look at the product range and its roll-out, the chipsets are aimed at a customer with strong in-house capabilities, while our core products include the basic module and the advanced module. We are also developing the Rockley Photonics device for collaboration with medical partners, and in the longer-term, the launch of Rockley’s cloud analytics capabilities to support all these end markets. The commercial launch of Rockley’s consumer product offerings is expected to be in 2022.

Taking a closer look at the products we’ve developed, the basic module contains what you already see today in a high-end smartwatch, which is blood oxygen, heart rate, and breath rate, but adds to that biomarkers that are in great demand including hydration, core body temperature, and blood pressure. Adding onto that in the advanced module, which has roughly double the number of lasers as the basic module, we extend the infrared spectroscopy range and use more advanced algorithms to detect alcohol, carbon monoxide, glucose indicator, and lactate. Rockley’s full feature device isn’t intended to compete with its consumer device customers – this was developed for medical collaboration. This development will enable continuous glucose monitoring – the holy grail of which we make no claims or financial projections at the moment as we don’t have FDA approval yet, but we are very excited about our advances in this area. Other biomarkers we will be investigating in this device include albumin, urea, and creatinine, which through continuous monitoring we can produce health trends and alerts for disease detection and management. With the continued refinement and development of our software and algorithms, we’ll be able to upgrade our existing sensor devices in the market to provide additional product benefits.

Moving to slide 27, we look at the competitive landscape on the basis of existing alternative optical sensing technologies today. When I say “competitive”, these are the LED-based products that are used in wearable devices today. As you can see, there are a limited number of features in the other players’, as Rockley’s unique spectrometer chip, we are able to dramatically increase the biomarkers we can measure, including all the ones you can detect via LED today, so it’s more complimentary. Other potential market entrants include the broader photonics companies, but those players are mostly focused on datacom applications and we believe none of their process technologies today have the performance specifications, process scalability, or measurement capabilities to meet the consumer wearables market opportunity. These players would have to rearchitect their platforms to allow them to have the optical bandwidth and the right properties to address this market, along with the lengthy development of the measurement science. We think that’s a long journey for them, so we believe there is a large barrier to entry.

As I mentioned, we are engaged today with blue chip consumer device OEMs that validate our module’s commercial opportunity. We have a long-standing development and supply agreement with Company A and, in addition to the US$70 million commitment to date, our relationship with them so far provides a strong basis for our 2023 and 2024 revenue projections in terms of achievable price and volumes. Company B is a major Chinese consumer electronics manufacturer with a strong smartphone channel that is in final negotiation of our MOU agreement. Company C is a leading producer globally of consumer wearables with a strong Asia channel and we have an MOU signed with them. Company D is a strong smartphone provider with an emerging wearables capability and an MOU in final negotiations. We are in negotiations with Company E, a pioneer in the MedTech space one of the largest medical device manufacturers globally, to co-develop programs to address the clinical market. Finally, we have an MOU agreement signed with Company F, a leading platform of wireless biosensing. These customers are just a subset of our overall pipeline, with our revenue projections on the next page representing an implied market penetration rate of only 4% of the total SAM of wearables and smartphones by 2024. You can see an illustrative sensitivity of our potential commercial revenue at different market penetration levels, with the key takeaway that we believe our forecast is conservative and there is significant remaining upside.

From a medical perspective, we aim to impact disease prevention and management by partnering with MedTech companies. This is beyond our financial projections as we are currently conducting robust human clinical trials to develop FDA-approved medical grade devices and represents an exciting growth avenue for us. The graph on slide 30 shows the prevalence of major diseases in the U.S., ranging from cancer to diabetes to heart conditions. If you map the biomarkers that are involved in the indications of these various diseases as shown as examples on the following page, Rockley’s module could potentially be used to detect these critical biomarkers to assist in disease detection and management. In diabetes, it’s not just glucose levels that are important, there’s also great benefit in monitoring several other biomarkers as shown. In COVID-19, there are machine learning model-based studies that show how certain biomarkers, such as glucose, core body temperature, and hydration, can assist in the early assessment of how the infectious disease is likely to progress and whether an individual will suffer severe symptoms that should be treated sooner or if they will experience mild symptoms and can be sent home. We’re also in discussions with medial partners to develop uses of the technology for early cancer detection and monitoring of chemotherapy patients’ wellbeing.

Rockley has developed several hard-to-replicate capabilities that create a strong competitive moat around what we do. We have 123 issued patents to date with 269 pending applications that cover a wider range of relevant technology domains in our key markets. We maintain end-to-end control over the design, manufacturing and packaging processes, and the software and algorithms though a disciplined and systematic documentation protocol to protect our know-how, trade secrets, and other proprietary information. We estimate that we have three- to five-year head-start on our competitors following our significant R&D effort and over US$300 million investment to date in partnership with leading institutions, consumer electronics, and MedTech companies. In addition, we have a world class management and engineering team of highly regarded silicon photonics and measurement science experts with advanced technical degrees and world recognition of their science capabilities.

We have three locations in California, with our principal location with more than half of our employees based in Pasadena, that houses our silicon photonics and III-V and IC design, processing, packaging, and operations. In San Jose, we have a commercial team and some product engineering. In Irvine, we have a healthcare applications laboratory. The Company is headquartered in the UK and has a team supporting the process technology. In Ireland and Finland, we have R&D teams working on further enhancements and the next generation of our technology platform. Our volume foundry and development partners are globally located. Our joint venture addressing optical fiber transceiver opportunity is based in Suzhou, Jiangsu province in China. We believe our global operations are fully able to address the huge market opportunities, and these facilities and our foundry partners and suppliers are qualified by our tier 1 customers.

I’d now like to hand it over to Mahesh, our CFO, to discuss the financials.

Mahesh Karanth

Rockley, CFO

Thanks Andrew. This is Mahesh Karanth. A little about my background – I started my finance career in Ernst & Young and became a partner. I later worked at Compaq with my last job as Director of M&A before being acquired by HP. After spending time with large companies and having the benefit of being based in Silicon Valley, I decided to enter the start-up world and I’ve been CFO at growth-stage start-ups for the last 16 years with successful exits, notably Invensense which went public.

As Andrew has articulated, we have a large addressable market – we will be predominantly addressing the wearable market in 2023 and 2024. Within the wearable market, we are already in various stages of discussion with four major players who command a significant share of the market. Not only do we expect to capture significant shares in the wearables market, but we will also begin to address the smartphone market and medical device market starting late 2023.

We’ve discussed the revenue opportunity in previous slides – now let’s look at the other value drivers on slide 36. We have built around our fabless model and we are confident we have the manufacturing ecosystem to support our 2023 and 2024 revenue projections. On gross margins, we have taken a conservative view with a blended margin. The pricing is based on informal discussions with our customers, RFP quotes, and our own market studies. Since we are the only company with this cutting-edge technology, we are confident that we should be able to maintain this pricing for the next few years. On opex, we are in line with other peers. We are a technology innovator, so we expect to maintain a continuing commitment to R&D and engineering. We are asset-light and our capex projections include some strategic funding of certain critical backend processing equipment and maintaining our internal technology infrastructure. Our cash usage over the next few years is approximately ~US$235 million before we expect to be breakeven in 2023. This de-SPAC transaction funds our growth ramp through 2024 when we expect to generate free cash flow of approximately US$150 million.

This concludes my portion of the presentation and I’ll pass it on to AJ to wrap-up things up.

AJ Coloma

SC Health, CEO

Thanks Mahesh, I’ll close off by discussing our public peer benchmarking and valuation.

We looked at 3 broad categories of comparable companies. First, we looked at recent growth-stage tech de-SPACs. Several of these have gotten done in recent months, including in electric vehicles names such as Chargepoint and EVGo, LIDAR names such as Luminar, Aeva and Velodyne, and semiconductor names such as Achronix and Indie. Note that we’ve only included the larger platforms here and these names are at broadly similar stages as Rockley. Second, we looked at broader semiconductor names and third, we looked at medical device names, given the company’s target applications in the health and wellness space. As expected, Rockley’s revenue growth profile far outpaces that of scaled, listed peers. But importantly, even against similar growth stage de-SPAC’s that have commercial targets in the 2024 timeframe, Rockley’s growth profile is still superior. Rockley’s equity story has all the things that Andrew and Mahesh have talked about – superior technology, blue chip customers and a massive addressable market.

Turning to valuation on slide 39, we believe that we are bringing Rockley to the equity market at a highly compelling entry price. On the previous slide, we noted Rockley’s superior growth profile and we emphasize that we have also priced Rockley at a deep discount to other recent growth stage de-SPACs. On an apples-to-apples basis in terms of 2024 revenue, Rockley is priced at 1.1x. We are at an 83% discount compared to recent growth stage de-SPACs trading at a median 2024 revenue multiple of about 6x, and an 88% discount to the comparable mean of about 9x. In terms of the more scaled-up comps, forward revenue multiples today are around 4x for semis and around 12x for medical devices. As one would expect, medical device companies trade at higher levels given growth expectations in the healthcare space and technical and regulatory barriers to competition.

To close off with our approach to valuing Rockley, we started with the 2024 revenue forecast, given the timing of the company’s commercial roll-out plan, which is consistent with early-stage tech de-SPACs. As Andrew and Mahesh have noted, the projections only include a small number of customers that are under contract or MOU or in advanced commercial discussions with Rockley, so we believe that there is substantial scope for further upside beyond this. We then applied a 3-5x forward multiple on 2024 revenue, which we believe is reasonable given larger semiconductor peers trade at around 4x forward revenue today. Given Rockley’s focus on health and wellness, and the uniqueness of its technology platform, we think we could have justified a revenue multiple in the high single digits for 2024, compared to medical device companies that trade at an average forward revenue multiple of 12x. So we’ve chosen to leave that upside there for public market investors.

This results in a future enterprise value of US$3.4 billion to US$5.6 billion, or a mean of US$4.5 billion. We then discounted that valuation by three years to today at a 20% required return and then took a further haircut of over 50% to get to our pro forma transaction EV of US$1.2 billion, so we think we have accounted for both returns and operating risk. Compared to other growth stage de-SPACs which are currently trading at nearly 9x 2024 revenue, we believe this is an extremely compelling value for investors.

We expect to file our initial S-4 proxy statement with the SEC as soon as possible and the expected closing date will be at the end of Q2 2021. We’ve also separately filed for an extension of our SPAC deadline through August 16th in order to have sufficient time to complete this exciting transaction.

I would like to end today’s call by reiterating the SC Health team’s excitement about this transaction. We believe Rockley’s revolutionary technology could completely transform the way we monitor our health and wellness. More information about this transaction can be found in our public filings, as well as the presentation that we have on our website, and please don’t hesitate to contact us or any of our underwriters for further information. Thank you.